

August 9, 2021

BY EMAIL

Richard H. Kirk
Vice President, Corporate Counsel
The Prudential Insurance Company of America
751 Broad Street
Newark, NJ 07102-3777

      Re: Pruco Life Insurance Company
              Pruco Life Flexible Premium Variable Annuity Account
              Initial Registration Statements on Forms S-3 and N-4
              File Nos. 333-256965; 333-256966; 333-256967; 333-256974.

Dear Mr. Kirk:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on June 10, 2021. Comments are based on the prospectus for the I Series (Advisor) contract. Please apply relevant comments to the other prospectuses as appropriate. Capitalized terms have the same meaning as in the registration statements. Based on our review, we have the following comments.

1. **General Comments**

   a. Please confirm that all missing information, including all exhibits, will be filed in pre-effective amendments to the registration statements. We may have further comments when you supply the omitted information.

   b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether Pruco Life will be solely responsible for any benefits or features associated with the contract.

2. **Cover Page**

   a. Clarify that if an adviser charges a fee for its services that this fee is in addition to contract fees and expenses. Please also state that if a contract owner elects to pay the advisory fee from his or her contract value, then this deduction will reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax.

3. **Table of Contents**

   Some of the page numbers in the table of contents do not correspond to the referenced sections. Please review the prospectus pagination and update the table of contents to the correct pagination.

4. **Summary of Fee and Expenses and Expense Examples**

   a. In the preamble to the fee table, please state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.

   b. In the preamble to the expense examples, state that the examples do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such fees were reflected, costs would be higher.

5. **Fees Associated with Fee-Based Financial Plans or Investment Advisory Services**

   The insurer is responsible for ensuring that it accurately processes all contract transactions. Accordingly, please remove the sentence presented in bold on page 35 and amend the related language in that paragraph stating that it is the contract owner's responsibility to validate the accuracy of the advisory fee withdrawn.

6. **Advisory Fees Treated as Withdrawals**

   a. Please clarify if the deduction of advisory fees from contract value is treated as a withdrawal under the contract. If it is, please:

      1) Disclose how such deductions will impact various transactions and benefits under the contract, including whether surrender charges will apply to each deduction, whether such deductions will count toward the annual free withdrawal amount, and how each deduction will reduce the death benefits;

      2) Disclose whether these withdrawals will reduce values on a dollar-for-dollar basis or proportionately. If proportionately, disclose that deductions of the advisory fee from contract value could reduce the relevant values significantly, and by substantially more than the actual amount of the deduction;

      3) Provide an example demonstrating the impact of advisory fee deductions on the benefit for each such benefit that is impacted;

4) Disclose the tax consequences of treating the deduction of advisory fees as withdrawals (*e.g.*, the deduction could be subject to federal and state income taxes and a possible 10% federal penalty tax if withdrawn before age 59 ½);

5) Provide disclosure encouraging contract owners to discuss with their financial intermediaries the impact of deducting advisory fees from contract value prior to making any election; and

6) Disclose that the deduction of advisory fees will result in the cancellation of accumulation units (in addition to other transactions such as withdrawals and transfers).

b. With regard to the deduction of the advisory fee:

1) Disclose the basis upon which the fee is calculated (*e.g.*, as a percentage of contract value);

2) Provide an explanation about how and when the fee will be deducted (*e.g.*, proportionately from each investment option on an annual basis);

3) Provide a brief description of the deduction of advisory fee authorization agreement between the insurer and the contract owner, including how the contract owner may terminate the agreement;

4) Please clarify, supplementally, whether financial intermediaries associated with this contract are also appointed insurance agents of Pruco Life; and

5) Describe the potential tax consequences of deducting advisory fees from contract value;

- -

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to them.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office

cc: Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief